May 5, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561

Attention: Mr. Michael Fay, Accounting Branch Chief

Re:	USA Truck, Inc.
Form 10–K: For the year ended December 31, 2005
File Number: 000-19858

Dear Mr. Fay:

This letter responds to your letter dated April 21, 2006, in which you set forth comments of the Division of Corporation Finance’s staff (the “Staff”) relating to the financial statements and related disclosures included in USA Truck’s 2005 Form 10–K (“Form 10-K”). For ease of reference, I have reproduced the Staff’s comments in their entirety.

1.   Item 7. Management’s Discussion and Analysis …
     Critical Accounting Estimates
     Selections of estimated useful lives and salvage values for purposes of depreciating tractors and trailers

           SEC Comment:

You cite a number of factors that are considered in determining useful lives and salvage values for your revenue equipment. In this regard, please expand your disclosure to provide greater insight into the quality, sensitivity and variability of these factors that materially have affected or may affect your determination of useful lives and/or salvage values, and the consequent amount of depreciation expense recorded in any period. In particular, clearly and in greater detail explain how depreciation expense has varied in response to changes in your equipment replacement policy, and how the policy was changed. For example, you disclose that depreciation expense increased for 2002, 2003 and the first quarter of 2004 relative to your decision to delay replacing tractors. However, it is not clear whether this was due to an extension of useful lives, salvage values or combination of both and the degree of the related impact, or merely the result of the equipment being held longer than expected within previously established depreciable lives and salvage values. Ensure that any consequent changes in depreciation expense in respect of your policy changes are reported in accordance with the requirements of FAS 154. Additionally, discuss the anticipated impacts on future depreciation expense in response to expected changes in your replacement policy. For example, you have disclosed that you have recently returned to a more aggressive replacement program. Also, address the reasonableness of assigned depreciable lives relative to average ages. Further, explain how the determination of useful lives and salvage values impact the amount of gains/losses recognized on asset dispositions. Provide us with a copy of your intended disclosure.

Response:

We make equipment purchasing and replacement decisions on the basis of various factors, including, but not limited to, new equipment prices, the condition of the used equipment market, demand for our freight services, prevailing interest rates, technological improvements, fuel efficiency, durability of the equipment, equipment specifications and the availability of drivers. Therefore, depending on the circumstances, we may accelerate or delay the acquisition and disposition of tractors or trailers from time to time, based on an operating principle whereby we pursue trade intervals that economically balance our maintenance costs and expected trade values in response to the circumstances existing at that time. Accordingly, changes in any of these factors, other than changes that are insignificant or that we believe to be temporary, will cause us to revise our assets’ estimated useful lives or salvage values, as appropriate.

When we establish a useful life and salvage value, our objective is to depreciate an asset over the expected length of time we intend to use the asset and, at the projected time of its disposal, have its then book value equal to the value we will receive upon either sale or trade-in. As the factors noted above change, we evaluate the impact of the change and adjust the useful life and/or the salvage value as is most appropriate given the nature of the factor that has changed. The above factors are somewhat independent of each other; however, they do interact and accordingly a change in one factor can easily cause a reactionary change, either immediately or on a delayed basis, in another factor. For example, technological changes may positively or negatively impact fuel efficiency or durability of equipment, and changes in new equipment prices may trigger corresponding changes in used equipment prices and trade-in values. Given this environment, it is virtually impossible for us to quantify the variability each of the factors can have, and it is often difficult to anticipate changes. Likewise, we cannot reasonably prioritize the factors in any order of importance. As changes occur, we evaluate the impact on all the factors in order to determine if a change in useful lives or salvage values is warranted. Because each change is different, each change is evaluated on a discrete basis as it occurs, and this evaluation process necessarily involves some subjective judgments.

We periodically conduct assessments as to the propriety of the useful lives and salvage values that are assigned to our assets to assure that our prior determinations continue to be reasonable in relation to the average age of the equipment and that they are consistent with our replacement policy. To the extent necessary, we make adjustments to the useful lives and salvage values as a result of these assessments. These adjustments may result in a change in depreciation expense for the period in which they are made and in future periods.

To the extent we anticipate a change to occur in our replacement policy in an upcoming reporting period (i.e., quarter, year) and that the change will affect either useful lives or salvage values, we will disclose such change, along with the anticipated impact such change will have on depreciation expense, if material, in future filings.

As we disclosed under the heading “Revenue Equipment Acquisition Program” in Item 1, Business, in our 2003 Form 10-K, the increase in depreciation expense in 2002 resulted from the extension of useful lives to 60 months and the reduction of salvage values to 14% of original costs of those groups of tractors that we would have traded in 2002 under normal used tractor market conditions. Therefore, keeping these tractors resulted in increased depreciation charges in 2002, 2003, and the first quarter of 2004 as the last of these tractors was traded in the first quarter of 2004. Although we extended the useful lives for those tractors that we would have traded in 2002 to 60 months, we continued to depreciate new tractors purchased in 2002, and thereafter, for 36 or 42 months, as appropriate, as we had done prior to 2002. Additionally, depreciation expense increased in 2004 and 2005 due to the increased fleet size and increasing costs of new revenue equipment. Upon returning to a replacement program more consistent with our historical pattern, we evaluated the depreciable lives and salvage values of our tractors and deemed them reasonable and appropriate in the circumstances.

Based on the above, we propose to change our critical accounting estimate disclosure regarding this topic in our future filings to be as follows:

“Critical Accounting Estimates

Selections of estimated useful lives and salvage values for purposes of depreciating tractors and trailers. We operate a significant number of tractors and trailers in connection with our business. We may purchase this equipment or acquire it under leases. We depreciate purchased equipment on the straight-line method over the estimated useful life down to an estimated salvage or trade-in value. We initially record equipment acquired under capital leases at the net present value of the minimum lease payments and amortize it on the straight-line method over the lease term. Depreciable lives of tractors and trailers range from three years to ten years. We estimate the salvage value at the expected date of trade-in or sale based on the expected market values of equipment at the time of disposal.

We make equipment purchasing and replacement decisions on the basis of various factors, including, but not limited to, new equipment prices, the condition of the used equipment market, demand for our freight services, prevailing interest rates, technological improvements, fuel efficiency, durability of the equipment, equipment specifications and the availability of drivers. Therefore, depending on the circumstances, we may accelerate or delay the acquisition and disposition of our tractors or trailers from time to time, based on an operating principle whereby we pursue trade intervals that economically balance our maintenance costs and expected trade values in response to the circumstances existing at that time. Such adjustments in trade intervals may cause us to adjust the useful lives or salvage values of our tractors or trailers. We also adjust depreciable lives and salvage values based on factors such as changes in prevailing market prices for used equipment. We periodically monitor these factors in order to keep salvage values in line with expected market values at the time of disposal. Adjustments in useful lives and salvage values are made as conditions warrant and when we believe that the changes in conditions are other than temporary. These adjustments result in changes in the depreciation expense we record in the period in which the adjustments occur and in future periods. These adjustments also impact any resulting gain or loss on the ultimate disposition of the revenue equipment. Management believes our estimates of useful lives and salvage values have been materially accurate as demonstrated by the insignificant amount of gains and losses on revenue equipment dispositions in recent periods.

To the extent depreciable lives and salvage values are changed, such changes are recorded in accordance with the applicable provisions of Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections.”

2.   Notes to Consolidated Financial Statements
      Note 1. Summary of Significant Accounting Policies
      Revenue Recognition

            SEC Comment:

We note that direct expenses related to delivery service revenue are recognized proportionally over reporting periods. This does not comply with the acceptable methods (Methods 3 and 5) specified in EITF 91-9. Please explain to us why you believe your policy is appropriate, and cite relevant guidance upon which you rely in support of your position. Provide us with a schedule that shows over the last three fiscal years the amount of such expenses that would have been recognized in each quarter within each year if expenses were recognized under each of the specified methods within the EITF along with the amount of expenses that were recognized. In addition, disclose in all future quarterly and annual filings the impact from using your method of accounting versus an acceptable method under EITF 91-9. In any period where you conclude that the impact would be material, you must change your method of accounting to comply with EITF 91-9.

 Response:

We believe the method of accounting we employ in the recognition of revenue and direct expenses is in compliance with EITF 91-9, Method 5. In future filings, we will revise the language of Note 1, as set forth below, to make that more clear.

In order to illustrate that our revenue and direct expenses recognition policy complies with that prescribed by the EITF, set forth below is a summary of the procedures we perform to record revenue and direct expenses.

At the end of each reporting period, we prepare a report listing all dispatched loads that have not yet been delivered (in transit) as of that date. For each undelivered load (trip), individually, we calculate a percentage of completion (the elapsed travel time as a percent of the projected total travel time) of the trip. We then allocate to the appropriate period a portion of the revenue to be earned upon delivery of the load based on the calculated percentage of completion. As certain expenses are recorded in connection with the dispatch, using the same percentage of completion, we make adjustments at each period end for the portion of expenses not yet incurred relating to wages, payroll taxes, fuel and, in the event they are used to deliver the loads in transit, purchased transportation (third party logistics and brokerage) and owner-operator settlements. Upon completion of these calculations, we prepare an adjusting journal entry to record revenue on a relative transit time basis and expenses on an as incurred basis in the general ledger.

Using the above process, we assure ourselves that only the revenue earned based on relative transit time in the period being reported upon is recognized. Likewise, direct expenses are recognized as they are incurred. As an example, drivers are paid based on the miles driven for each delivered load. Therefore, when the percentage of completion for an undelivered load is determined (and used to determine the amount of revenue to recognize), that same percentage is used to determine the amount of wage expense that has been incurred based on the percentage of the trip that has been completed as of the end of the reporting period. We believe this method complies with Method 5 of EITF 91-9.

We propose to change our disclosure regarding revenue recognition in Note 1 in our future filings to be as follows:

Revenue Recognition

Revenue generated by our truckload freight services is recognized in full upon completion of delivery to the receiver’s location. For freight in transit at the end of a reporting period, the Company recognizes revenue pro rata based on relative transit time completed as a portion of the estimated total transit time in accordance with EITF 91-9, Method 5. Expenses are recognized as incurred.

3.   Notes to Consolidated Financial Statements
      Note 1. Summary of Significant Accounting Policies
      Revenue Recognition

Additionally, please expand your disclosure to include the policies for revenue and related direct expenses associated with logistic and brokerage services. Response:

Historically, we have not disclosed our revenue recognition policy for our third party logistics and brokerage services due to immateriality. We will modify our disclosure regarding revenue recognition in Note 1 in our future filings to include the following:

Third party logistics and brokerage revenue is recognized upon completion of the services provided. Revenue is recorded on a gross basis, without deducting third party purchased transportation costs, as we act as a principal with substantial risks as primary obligor. Management believes these policies most accurately reflect revenue as earned and direct expenses, including third party purchased transportation costs, as incurred.

4.  Segment Reporting

SEC Comment:

We note that you now have three operating divisions as opposed to two in the past, and that you continue to disclose only one reportable segment. Please explain to us the reason why you believe it was necessary to expand your operations into a third division, and whether or not this has created any changes in the way management assesses operations and allocates resources thereto. Explain how the economic characteristics of these divisions are similar to warrant aggregation into one reportable segment, in particular how operating margins and the “empty mile factor” compare among divisions over the last three fiscal years, and how the empty mile factor is or is not compensated for in arrangements with customers respective to each division. Moreover, explain how the economic characteristics are similar in light of your disclosure that services of the logistics division are more stable than those of the other divisions during economic downturns and that logistics and freight brokerage typically remain consistent during periods of scarce freight demand.

Response:

The services we provide through all three of our operating divisions involve the transportation of freight for our customers for fees determined on the basis of the number of miles the freight is transported. Our operations have not changed materially since we responded to a similar comment from the Staff in connection with its review of our 2003 Form 10-K in our letter to the Staff dated March 25, 2004. At that time, we had two operating divisions: our General Freight division and our Logistics division. Our regional freight operations were included within the Logistics division. Although we began providing regional freight services on a limited basis in the fourth quarter of 2003, we did not begin providing significant regional freight services to our customers until the first quarter of 2004. At the time of our response to the Staff’s comments in March 2004, our regional freight operations were not significant enough, and we had not yet fully developed the internal procedures necessary, to consider those operations as a separate operating division. We established the Regional Freight division as a separate division in July 2005. Our establishment of a third operating division did not relate to any change in the nature of our operations since March 2004, but merely a redesignation of our regional freight operations as a separate division as a result of the growth and maturation of those operations. This redesignation did not create any material changes in the way management assesses our operations and allocates resources thereto.

For the reasons stated in the following paragraphs, we believe it is appropriate to aggregate the financial data for our three operating divisions into a single segment for purposes of our public reports in accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”).

Description of Services. The services that we provide to our customers are described in Item 1, Business, and under the heading “Overview” in Item7, Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of our Form 10-K. The primary service we provide through all three divisions is the transportation of truckload quantities of freight consisting of general commodities using our own tractors and dry-van trailers for fees calculated on a per-mile basis. The services we provide through our Regional Freight division and the dedicated freight services we provide through our Logistics division are variations of our traditional general freight services. Where we have entered into an agreement to make our equipment available to a customer for shipments over particular routes at specified times and dates, we consider our services to be dedicated freight, even though in all other respects the dedicated freight services we provide through our Logistics division are the same as the services we provide through our General Freight and Regional Freight divisions. Similarly, the length of haul is the only significant difference between the services we provide through our Regional Freight division and our General Freight division. Both our general freight services and our regional freight services may be provided on either a common carrier or contract basis.

The third party logistics services and brokerage services that we provide through our Logistics division are relatively minor parts of our business. Together, they contributed approximately 6.4% and 4.8% of our base revenues in 2004 and 2005. In connection with third party logistics services, we may be engaged to provide a variety of freight handling services for our customers, including arranging for the transportation of freight. Our freight brokerage services involve matching a customer’s shipments with available equipment of other truckload carriers, when it is not feasible to use our own equipment. Although our third party logistics and freight brokerage services do not involve the use of our equipment or drivers, they do generate revenues based primarily on transportation of truckload quantities of freight for fees determined on a per-mile basis. We began providing third party logistics and brokerage services as complementary services to meet the demands of our freight customers, many of whom prefer to rely on a single carrier, or a single group of carriers, to provide all of their transportation needs.

During each of the last three fiscal years, 100% of the revenue we derived from our third party logistics services was derived from customers who had also engaged us to provide truckload freight services. Historically, we have provided brokerage services to customers to whom we also provide truckload freight services, but due to the nature of brokerage arrangements we may not always know the ultimate customer. As indicated under the heading “Results of Operations ˜ Executive Overview” in MD&A in our Form 10–K, during 2006 we intend to direct more attention and resources toward our general freight, regional freight and dedicated freight trucking operations and freight brokerage services, while placing less emphasis on the more complex third party logistics services.

Although specific numbers of tractors and trailers are allocated to individual divisions at any given time, the equipment used by our three divisions is interchangeable. We purchase or lease tractors and trailers with identical specifications, and maintain the equipment through a comprehensive management program, without regard to division.

The performance of our three divisions is also measured and evaluated by our CODM (as defined below) using identical statistical data. Except with respect to the relatively minor components of our operations that do not involve the use of our trucks, key operating statistics include revenue per mile, empty miles as a percentage of total miles and equipment utilization (expressed as miles per tractor per week). The following table sets forth the empty mile factor for the company and for each of our three divisions for each of the last three fiscal years. The empty mile factor is the number of miles traveled between loads as a percentage of total miles traveled. The figures given for the Logistics division relate only to our dedicated freight services, since we do not use our own trucks in connection with third party logistics or freight brokerage services. We provided our regional freight services through our Logistics division during 2004 and part of 2005. For purposes of this table, we have separated the information as if our Regional Freight division had been established as a separate division at the beginning of 2004. We did not provide any significant regional freight services during 2003. We do not have reliable separate accounting records for the relatively minor amounts of regional freight services we performed in the fourth quarter of 2003, and data relating to those services is included in the Logistics division information for 2003. We are not typically compensated for empty miles by our customers with respect to any of the services we provide through any of our divisions.

	Empty Mile Factor
	Fiscal Year Ended December 31,
	2003	2004	2005
Total Company	9.0%	8.4%	8.7%
Operating Divisions:
General Freight	9.6%	9.0%	9.2%
Regional Freight	—	13.9%	13.6%
Logistics	4.3%	2.8%	3.2%

The empty mile factor tends to be higher in our Regional Freight division than in our General Freight division. Since our length of haul is shorter in our Regional Freight division, the same number of empty miles between loads results in a higher empty mile factor. Also, since we have fewer tractors involved in our regional freight services (which is referred to in our industry as a lower lane density) than in general freight services, it is more likely that our tractors will have to travel further to pick up their next load, which also increases empty miles. The empty mile factor tends to be lower in our Logistics division than in our General Freight division. Because our dedicated freight services are provided over recurring routes and at pre-determined times, we are able more consistently to make advance arrangements for pick ups following completion of dedicated loads. Moreover, many of our dedicated freight contracts provide for backhauls that originate from the same location as the termination point of the prior load, which eliminates empty miles with respect to those loads. The empty mile factor is used primarily for evaluating the efficiency of our equipment assignment processes and the effectiveness of our sales and pricing efforts in selecting optimal loads.

While the empty mile factor is a key operating statistic used by management, it is not considered an economic measure for purposes of our aggregation analysis. For our industry, the most relevant measure for purposes of the aggregation criteria is the operating ratio.

Internal Organization and Reporting. We consider our Chief Executive Officer and our President to be our chief operating decision-makers (collectively, the “CODM”). Below the CODM level, the management of our operating divisions has become more centralized since our March 25, 2004 response letter to the Staff. In 2004, our Vice President, Operations and Vice President, Marketing had primary operating responsibility for our General Freight division, and our Vice President, Logistics had primary operating responsibility for our Logistics division, which at that time included our regional freight operations as stated above. Since that time, and subsequent to the establishment of our Regional Freight division as a separate division, we have eliminated the position of Vice President, Logistics. Currently, primary operating responsibility for the management of our three divisions, at the management level immediately below the CODM, is no longer separated by division. Instead, primary operating responsibility is organized along functional, rather than divisional, lines. Primary operating responsibility for all three divisions is shared by our Senior Vice President, Operations and our Senior Vice President, Marketing. We have two Directors of Operations who report to the Senior Vice President, Operations. One Director of Operations is assigned to the General Freight division and the other has responsibilities with respect to both the Regional Freight division and the dedicated freight component of our Logistics division. Because the third party logistics and freight brokerage components of our Logistics division do not involve the use of our trucks or drivers, our Senior Vice President, Marketing has sole responsibility, at that level of management, for those components, in addition to his responsibilities for the marketing function with respect to the rest of our operations.

Our sales function has also become more centralized since our response to the Staff’s prior comment in March 2004. At the time of our prior response, our two operating divisions had separate sales forces, although the salespersons were interchangeable. Currently, we have a single sales force, which operates under the authority of our Senior Vice President, Marketing and has responsibilities with respect to all three operating divisions. We do have a Director of Sales, who reports to the Senior Vice President, Marketing, who has responsibility only for the Regional Freight division. This reflects the fact that our Regional Freight division is still a relatively new division and we have decided to focus additional attention on sales efforts directed at growing this division. The Director of Sales, however, does not have a separate sales force and works with the salespersons in our general sales force. The methods used by our sales force (primarily direct telephone solicitations) are the same with respect to all three divisions.

Our three divisions do not have separate support or administrative functions. For example, our Chief Financial Officer, finance and accounting staff, human resources department, maintenance department, and information services department serve all three divisions.

We prepare separate internal financial information for each of our three divisions that is reviewed on a monthly, quarterly and annual basis by our CODM. One of the primary reasons for our divisional structure is that we have conducted our general freight operations since the inception of our company, while the services provided by our other two divisions have commenced in relatively recent periods. We also consider our general freight operations to be our core business and believe that they will always generate the largest portion of our revenues. Although the services provided by our divisions are similar in all material respects, our CODM believe it is useful to review financial information separately for each of the three divisions, as well as for specific services provided through our Logistics division, for purposes of monitoring the growth and performance of the various aspects of our operations. For similar reasons, our CODM also review financial information prepared below the division level, for example, at the level of specific projects and customer contracts and with respect to certain specific customers. Our CODM also review financial and operational data organized in multiple formats, on both a divisional and enterprise-wide basis. For example, we monitor certain financial data with respect to specific new and existing customers from period to period, evaluate the individual performance and safety records of all our drivers regardless of division and monitor maintenance costs by terminal facility.

Aggregation Criteria. SFAS 131 allows aggregation of multiple operating segments if (1) aggregation is consistent with the objective and basic principles of SFAS 131, (2) the segments have similar economic characteristics, and (3) the segments are similar with respect to each of five factors listed in paragraph 17 of SFAS 131. The following paragraphs discuss the three components of this standard.

The Objective and Basic Principles of SFAS 131.  Paragraph 3 of SFAS 131 states that the objective of requiring segment reporting is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of financial statements better understand the enterprise’s performance, better assess its prospects for future net cash flows and make more informed judgments about the enterprise as a whole. Because the operations we conduct through our three divisions are similar in all material respects, and because we operate in a single, consistent economic environment across all our divisions, we do not believe that reporting our divisions as separate segments would improve the ability of readers of our financial statements and related information to understand our performance or assess our prospects for the future. Each aspect of our operations relates to the provision of truckload freight services. We use our own tractors and trailers (and to a limited extent, equipment owned by independent contractors referred to as “owner-operators”) in connection with the services we provide though our General Freight division, our Regional Freight division and the dedicated freight component of our Logistics division. In substantially all cases, our customers compensate us on the basis of the number of miles that we transport, or arrange for the transportation of, their freight. For the reasons stated in this paragraph, and throughout this response, we believe aggregation of our three operating divisions into a single reportable segment is consistent with the objective and basic principles of SFAS 131.

Similiar Economic Characteristics.   All of our operating divisions have similar economic characteristics. For example, all three divisions generate revenues by means of fees charged on a per-mile basis. Business levels, and therefore revenue, in all three divisions tend to increase as market demand for truckload freight services increases, with a limited exception. As stated in our Form 10-K, we believe that the performance of the third party logistics and freight brokerage components of our Logistics division, which are relatively minor parts of our business as stated above, tend to be somewhat resistant to declines in market demand for freight services, as compared to our general freight, regional freight and dedicated freight services. For example, during economic downturns, shippers may hire a third party, such as USA Truck, to provide logistics services in an effort to improve the efficiency of their shipping operations. Our brokerage operations also benefit somewhat in periods of scarce freight demand, since declining demand for truckload services gives freight brokers who control the hiring of truckload carriers leverage with respect to carriers who are having difficulty filling their available capacity. However, that division as a whole, like our other divisions, benefits from a strong economy and increased demand for truckload freight services.

The types and amounts of operating costs are also similar for all three divisions. These costs include, for example, equipment-related costs such as maintenance, depreciation and amortization, claims costs, fuel, driver pay and other compensation costs and allocable portions of overhead costs.

Because revenues are derived and costs are incurred in the same manner in connection with our General Freight and Regional Freight divisions and our dedicated freight operations, which is the largest component of our Logistics division, operating ratios (which are a key performance measure in our industry) for all our divisions are similar, with any differences between them being primarily attributable to factors such as management or operational efficiencies and cyclical or seasonal fluctuations, and not to any differences in the way the operations are conducted. The following table sets forth our operating ratios for the company and for each of our three divisions for each of the last three fiscal years. The table provides separate figures for the Regional Freight division as if it had been established as a separate division at the beginning of 2004. Data relating to the relatively minor amounts of regional freight services we performed in the fourth quarter of 2003 is included in the Logistics division information for 2003.

	Operating Ratios
	Fiscal Year Ended December 31,
	2003	2004	2005
Total Company	96.5%	94.7%	91.1%
Operating Divisions:
General Freight	96.7%	95.5%	90.5%
Regional Freight	—	98.9%	94.6%
Logistics	94.2%	90.2%	93.0%

Key expense measures related to all three divisions, in addition to operating ratios, include driver pay per mile, fuel cost per mile and equipment maintenance cost per mile. These other measures are consistent across our three divisions.

Factors Listed in Paragraph 17 of SFAS 131. In addition to the factors discussed above, we have examined the factors listed in paragraph 17 of SFAS 131, which indicates that operating segments must be similar in each of the following areas in order to be aggregated:

•
The nature of the products and services. The freight services we provide through our General Freight division, our Regional Freight division and the dedicated freight component that makes up the largest part of our Logistics division are identical in all material respects, namely, the hauling of truckload quantities of general commodities using primarily our own equipment for fees determined on a per-mile basis. There are no significant differences in the type of freight or other identifiable factors among these components of our operations. Our third party logistics and brokerage services, which represent a smaller part of our Logistics division, are intended to accomplish the same business objectives, namely, to provide our customers with reliable freight transportation services for which they generally compensate us on a per-mile basis.

•
The nature of the production processes. We operate a significant number of tractors and trailers in connection with our business. Because we are a transportation service company, a discussion of “production processes” is not relevant. See the discussion of the methods we use to provide services, below.

•
The type or class of customer. As indicated in our Form 10-K, we haul freight for shippers in a variety of industries, and the location, nature of operations or type of goods being shipped by the customer does not determine whether the customer is likely to engage us on a common carriage or dedicated freight basis, or to provide third party logistics or freight brokerage services; and as stated above, the only significant distinguishing factor with respect to regional freight is the length of haul. Moreover, our third party logistics and freight brokerage services are intended primarily to satisfy the needs of the customers of our truckload freight operations, or to provide an entrée to potential customers for our truckload freight operations. As stated above, a large majority of the customers for our third party logistics and freight brokerage services are also customers of our General Freight division, our Regional Freight division or the dedicated freight component of our Logistics division.

•
The method used to distribute products or provide services. The services we provide through our General Freight and Regional Freight divisions and the primary services we provide through our Logistics division involve the use of our tractors, trailers and drivers on an interchangeable basis to transport truckload quantities of general commodities for fees determined on a per-mile basis. Although, for purposes of efficiency, our trucks and drivers are typically assigned to one of our divisions, such assignments are subject to change at any time. In general, the types of equipment and the skill sets and experience levels required for all our drivers are identical (although we do employ a small number of specialized trailers, including flatbeds, in connection with dedicated services for a few customers who require them). While the third party logistics and brokerage components of our operations do not involve the use of our equipment and drivers, we nevertheless provide truckload freight services to our customers, through arrangements with third party carriers.

•
The nature of the regulatory environment. As stated in our Form 10-K, we operate in a highly regulated industry. There are no material differences among our three divisions with respect to the regulations that apply. To the extent that regional freight services involve shipments within a single state, we are subject to state regulations governing matters such as equipment licensing and registration that are not applicable to our operations to the extent that they involve interstate transport. However, we do not consider this to be a significantly distinguishing factor for our Regional Freight division. We do not believe that the regulations of any state will materially affect the ways in which we conduct our operations in those states or the costs associated with those operations. The regulations that affect us most significantly, namely, federal regulations (which cover many aspects of our operations including, for example, drivers’ hours of service, equipment safety, fuel efficiency and environmental matters) and certain state laws (such as highway safety laws) apply equally to all components of our operations that involve the use of our equipment and drivers. Our third party logistics and brokerage operations are subject to the same general regulatory environment. For example, the regulations described in this paragraph apply to the operations of the third parties we engage to transport our customers’ freight in connection with our third party logistics and brokerage operations.

In summary, while our three operating divisions may constitute “segments,” as defined in paragraph 10 of SFAS 131, we believe it is appropriate, based on the guidance provided by SFAS 131, to aggregate those divisions into a single segment for reporting purposes. This conclusion is consistent with the way our management monitors, evaluates and plans for our business, and we believe it provides readers of our financial statements and related information with the most appropriate and understandable view of our operations, performance and future prospects. If in the future we determine that separate financial information with respect to our individual operating divisions would be material to readers of our financial statements, or that aggregation is no longer appropriate, we will include separate financial information for our operating segments in our future filings with the Commission in accordance with SFAS 131.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any comments or questions about any of our responses or require any additional information, please contact me at (479) 471-2633 or by telecopy at (479)410-8030.

Sincerely,

/s/ Clifton R. Beckham
Clifton R. Beckham
Senior Vice President, Finance and Chief Financial Officer

CC:	Mr. Doug Jones
Mr. Brad Stoots
Mr. Kenn Webb